MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2021
As used in this management’s discussion and analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed POS Inc. together with our subsidiaries, on a consolidated basis as constituted on June 30, 2021.
This MD&A dated August 5, 2021, for the three months ended June 30, 2021, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes related thereto for the three months ended June 30, 2021, as well as with our audited annual consolidated financial statements and the notes related thereto for the year ended March 31, 2021. The financial information presented in this MD&A is derived from the Company’s unaudited condensed interim consolidated financial statements for the three months ended June 30, 2021, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2021, is available on our website at investors.lightspeedhq.com and can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 pandemic declared by the World Health Organization on March 11, 2020 (the "COVID-19 Pandemic") as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platform, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expectations regarding our future profitability, expected acquisition outcomes and synergies, our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; the pricing of our offerings; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; seasonality in our
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business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the “Summary of Factors Affecting our Performance” section of this MD&A, in the “Risk Factors” section of our Annual Information Form dated May 20, 2021, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, such as “Lightspeed”, "Kounta", "Gastrofix", "ShopKeep", "Upserve", "Vend" and "NuORDER", which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other companies to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target small and medium-sized businesses (“SMBs”) with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a strong track-record of growing revenue per customer over time.
Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, POS, product and menu management, employee and inventory management, analytics and reporting, multi-location connectivity, order-ahead and curbside pickup functionality, loyalty, customer management and tailored financial solutions. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all
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channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our position at the point of commerce puts us in a strong and advantaged position for payment processing and allows us to collect transaction-related data insights. Lightspeed Payments, our payment processing solution, is available to our U.S. and Canadian retail customers and our U.S. hospitality customers. It has also been expanded to our EMEA customers in the United Kingdom, France, Belgium, the Netherlands, Switzerland and Germany. During the quarter, the portion of our GTV processed by our payments platforms was approximately 10%. We believe that the broader rollout of Lightspeed Payments to capture more of our GTV represents a significant growth opportunity for us.
Our platform is built to scale-out with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success.
During the fiscal year ended March 31, 2021, we completed the acquisitions of ShopKeep, a leading cloud commerce platform provider for both retail and hospitality, and Upserve, a leading restaurant management cloud software company, both based in the United States. These acquisitions expanded our U.S. market presence, allowing for increased investment in sales, marketing, and research and development to capitalize on the increasing demand for modern, cloud-based, omni-channel commerce solutions. On April 16, 2021, we completed the acquisition of Vend, a cloud-based retail management software company, based in New Zealand, thereby expanding our international presence. On June 7, 2021, we announced our entry into a definitive agreement to acquire the California-based Ecwid corporate group through the merger of Ecwid Acquisition Inc. with a wholly owned subsidiary of Lightspeed ("Ecwid"), a best-in-class global eCommerce platform with over 130,000 paying customers in over 100 countries that will enhance our omni-channel offering with easy-to-use tools to quickly sell online allowing merchants to unify digital and physical operations. On July 1, 2021, we completed the acquisition of Los Angeles-based NuORDER, Inc. (“NuORDER”), a transformative digital platform connecting businesses and suppliers in numerous countries. In addition to accelerating our own ambitions to engage suppliers, the acquisition of NuORDER provides us with a business-to-business financial services opportunity.These acquisitions coupled with our organic growth have also created opportunities for us to leverage our increased scale to derive better economics from our payment partners and other vendors that we utilize to deliver our solutions.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program is designed to help eligible merchants with overall business growth, buy inventory, invest in marketing, or manage cash flows by providing financing up to $100,000. As at June 30, 2021, $3.6 million of merchant cash advances were outstanding.
We sell our solutions primarily through our direct sales force in North America, Europe, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments.
On average, the customers we serve generate GTV1 of over $600,000 annually, which is reflective of the success of their businesses. Our customers generated monthly ARPU1 of over $230 per location as at June 30, 2021. As of June 30, 2021, we had more than 150,000 Customer Locations1 in over 100 countries. For the three months ended June 30, 2021, our cloud-based software-as-a-service platform processed GTV of $16.3 billion, which represents growth of 203% relative to GTV of $5.4 billion processed during the three months ended June 30, 2020. After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic GTV growth for the three months ended June 30, 2021 was 91% which growth was driven by an increase from omni-channel retail customers of 64%, an increase in hospitality GTV of 164% driven by the reopening of that part of our business in countries around the world, and further aided by our prior acquisitions.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. As a result, our business has grown significantly. Our total revenue has increased to $115.9 million for the three
1 Refer to the section entitled "Key Performance Indicators"
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months ended June 30, 2021 from $36.2 million for the three months ended June 30, 2020, representing year-over-year growth of 220%, with ShopKeep, Upserve and Vend contributing $50.5 million to this amount.
We generate revenue primarily from the sale of cloud-based software subscription licenses and our payments solutions to both retail and hospitality merchants. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. In addition, our software is integrated with certain third parties that enable electronic payment processing and as part of integrating with these payment processors, we have entered into revenue share agreements with each of them. We have become more accommodating of monthly payment plans for our customers aimed in part to encourage adoption of Lightspeed Payments. For the three months ended June 30, 2021, subscription revenue and transaction-based revenue accounted for 43% and 49% of our total revenues, respectively (64% and 28% for the three months ended June 30, 2020). After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, subscription revenue and transaction revenue growth for the three months ended June 30, 2021 compared to the three months ended June 30, 2020 was 78%.
In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For the three months ended June 30, 2021 and 2020, this revenue accounted for approximately 8% of our total revenues.
We plan to continue making investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our market share, build on successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and our ability to selectively pursue and to integrate value-enhancing acquisitions. We are pleased with the rate of growth of our acquisitions and the progress made on their integration; these evidence that the acquisition component of our strategy has been effective.
Our recent introduction of the Lightspeed Supplier Network, and the acquisition of NuORDER, once integrated, will provide customers with greater supplier access and inventory visibility, automates manual ordering, consolidates supplier portals into the POS, streamlines omni-channel operations by making it easy to import product details and photos into the POS, and ensures use of supplier approved brand names and images. Meanwhile, suppliers will benefit from greater access to real time data on goods sold by customers and enhanced brand presence with customers. Going deep into verticals also creates opportunities for us to monetize our data up and down the supply chain.
We continue to see our customers buying more than one software module from us. We view this as an important measure of our ability to grow our ARPU and drive further value to our customers, which in turn will improve retention rates. We believe that we have significant opportunity to continue to expand ARPU and the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not been profitable to date, and if we are unable to successfully implement our growth strategies, including in terms of customer adoption of Lightspeed Payments, we may not be able to achieve profitability. For the three months ended June 30, 2021, we incurred an operating loss of $51.2 million compared to an operating loss of $21.3 million for the three months ended June 30, 2020. Our operating cash outflow for the three months ended June 30, 2021 was $14.6 million, and our Adjusted Cash Flows Used in Operating Activities were $6.7 million compared to $7.4 million and $6.7 million, respectively, for the three months ended June 30, 2020.
COVID-19
There continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic and the ability to control resurgences worldwide, making it difficult to assess the future impact on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite the ongoing risks and uncertainties, however, we continue to believe the impact of the COVID-19 Pandemic on the retail and restaurant industries has accelerated the need for our solutions as SMBs look to augment traditional in-person selling models with online and digital strategies. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to grow our customer base. For the period ended June 30, 2021, we grew our customer base to more than 150,000 Customer Locations from over 77,000 at the end of June 2020. We believe this growth, despite a challenging macro-economic environment is an early indicator of this accelerated shift to our cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on
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this opportunity and will continue to leverage its privileged position at the point of sale to also seize the Lightspeed Payments opportunity.
Seizing the Lightspeed Payments opportunity means monetizing a larger portion of our customers’ GTV, which for the three months ended June 30, 2021 was $16.3 billion up 203% from the $5.4 billion we processed in the three months ended June 30, 2020. Many verticals in our customer base such as golf, bike, sporting goods, home and garden saw increased demand owing to the COVID-19 Pandemic and found success using our omni-channel platform to grow their GTV. As more consumers moved online, our omni-channel retail GTV grew by approximately 64% in the trailing twelve months ended June 30, 2021 compared to the trailing twelve months ended June 30, 2020. Hospitality began to recover in the three months ended June 30, 2021 with hospitality GTV, after excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, increasing 164% when compared to the three months ended June 30, 2020. We expect GTV variability to continue until measures around the world to manage the impact of the COVID-19 Pandemic are eased, however we believe our diversity in customer verticals and geographies we serve will continue to be strong assets of the business.
The health and safety of our employees continues to be paramount during this time. We were quick to enforce a work from home policy for our employees around the globe at the onset of the COVID-19 Pandemic, having been well-suited to do so given the modern tools we use to run our business and the virtual customer engagement model we already had in place. Our employees continue to work from home in many of our offices, and have adapted to doing so with the systems we have in place to allow them to continue to contribute in a safe and physically distant environment.
We are continuing to monitor the impact of the COVID-19 Pandemic on our business, financial condition and operations, as further discussed below. Refer to the sections of this MD&A entitled "Summary of Factors Affecting Our Performance", to the “Risk Factors” section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Our customers generated monthly ARPU of over $230 per location as at June 30, 2021 and $160 per location as at June 30, 2020.
Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites. We believe that our ability to increase the number of Customer Locations served by our platform is an indicator of our success in terms of market penetration and growth of our business. We have successfully demonstrated a history of growing both the number of our Customer Locations and GTV per Customer Location through the increased use of our platform. As of June 30, 2021 and June 30, 2020, more than 150,000 and over 77,000 Customer Locations, respectively, were utilizing our platform.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended June 30, 2021 and 2020, GTV was $16.3 billion and $5.4 billion, respectively, which represents growth of 203%. Overall GTV growth was driven by strong omni-channel retail, an improving hospitality industry, and the addition of our recent acquisitions.
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Non-IFRS Measures and Reconciliation of Non-IFRS Measures
The information presented within this MD&A includes certain financial measures such as “Adjusted EBITDA”, "Adjusted Net Loss", "Adjusted Net Loss per Share", "Adjusted Gross Profit" and "Adjusted Cash Flows Used in Operating Activities." These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended June 30,

(In thousands of US dollars)	2021	2020
	$	$

Net loss	(49,337)	(20,116)
Stock-based compensation and related payroll taxes(1)	16,675	7,216
Depreciation and amortization(2)	19,507	5,644
Foreign exchange loss(3)	249	480
Net interest (income) expense(2)	(226)	301
Acquisition-related compensation(4)	2,014	5,129
Transaction-related costs(5)	5,296	659
Restructuring(6)	197	—
Litigation provisions(7)	1,205	—
Income tax expense (recovery)	(1,594)	(1,519)

Adjusted EBITDA	(6,014)	(2,206)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months ended June 30, 2021, the stock-based compensation expense was $12,387 (June 2020 - $5,529) and the related payroll taxes was an expense of $4,288 (June 2020 - expense of $1,687).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended June 30, 2021, net loss includes depreciation of $1,625 related to right-of-use assets, interest expense of $310 on lease liabilities, and excludes an amount of $1,756 relating to rent expense ($827, $233, and $954 respectively for the three months ended June 30, 2020).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(6)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge.
(7)These costs represent provisions taken in respect of non-ordinary course litigation matters, net of amounts covered by insurance.
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Adjusted Net Loss
Adjusted Net Loss is defined as net loss excluding stock-based compensation and related payroll taxes, amortization of intangibles, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring and litigation provisions. The following table reconciles net loss to Adjusted Net Loss for the periods indicated:

	Three months ended June 30,

(In thousands of US dollars)	2021	2020
	$	$

Net loss	(49,337)	(20,116)
Stock-based compensation and related payroll taxes(1)	16,675	7,216
Amortization of intangible assets	17,013	4,405
Acquisition-related compensation(2)	2,014	5,129
Transaction-related costs(3)	5,296	659
Restructuring(4)	197	—
Litigation provisions(5)	1,205	—

Adjusted Net Loss	(6,937)	(2,707)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months ended June 30, 2021, the stock-based compensation expense was $12,387 (June 2020 - $5,529) and the related payroll taxes was an expense of $4,288 (June 2020 - expense of $1,687).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge.
(5)These costs represent provisions taken in respect of non-ordinary course litigation matters, net of amounts covered by insurance.

Adjusted Net Loss per Share - Basic and Diluted
Adjusted Net Loss per share is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring and litigation provisions, divided by the weighted average number of common shares (basic and diluted) for the periods indicated:

	Three months ended June 30,

	2021	2020
	$	$

Net loss per Common Share - basic and diluted	(0.38)	(0.22)
Stock-based compensation and related payroll taxes(1)	0.13	0.08
Amortization of intangible assets	0.13	0.05
Acquisition-related compensation(2)	0.02	0.06
Transaction-related costs(3)	0.04	0.01
Restructuring(4)	0.00	0.00
Litigation provisions(5)	0.01	0.00

Adjusted Net Loss per share - basic and diluted	(0.05)	(0.03)

Weighted average number of Common Shares (basic and diluted)	130,882,174	92,464,395
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months ended June 30, 2021, the stock-based compensation expense was $12,387 (June 2020 - $5,529) and the related payroll taxes was an expense of $4,288 (June 2020 - expense of $1,687).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
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(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge.
(5)These costs represent provisions taken in respect of non-ordinary course litigation matters, net of amounts covered by insurance.

Adjusted Gross Profit
Adjusted Gross Profit is defined as Gross Profit as adjusted for stock-based compensation and related payroll taxes. The following table reconciles gross profit to Adjusted Gross Profit for the periods indicated:

	Three months ended June 30,

(In thousands of US dollars)	2021	2020
	$	$

Revenues	115,920	36,229
Direct cost of revenues	58,347	13,515

Gross profit	57,573	22,714
Stock-based compensation and related payroll taxes(1)	1,195	541

Adjusted Gross Profit	58,768	23,255
% of revenue	50.7%	64.2%
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change.

Adjusted Cash Flows Used in Operating Activities
Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on stock-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs and the payment of restructuring costs. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

	Three months ended June 30,

(In thousands of US dollars)	2021	2020
	$	$

Cash flows used in operating activities	(14,610)	(7,411)
Payroll taxes related to stock-based compensation(1)	2,634	(271)
Acquisition-related compensation(2)	521	489
Payment of assumed transaction costs from recent acquisitions(3)	408	—
Transaction-related costs(4)	3,514	532
Restructuring(5)	810	—

Adjusted Cash Flows Used in Operating Activities	(6,723)	(6,661)
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our recent acquisitions of ShopKeep, Upserve and Vend and which were assumed as liabilities on the relevant acquisition dates. Lightspeed retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in the net loss of Lightspeed given that they were already taken as expenses by the acquired companies prior to the closing of each transaction.
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(4)These amounts represent the cash outflows related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(5)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge.
Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the “Risk Factors” section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Market Adoption of our Platform
We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the COVID-19 Pandemic accelerating the need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platform to expand our customer location footprint and drive market adoption and our operating cash flows may fluctuate as we make these investments.
Customer Adoption of Lightspeed Payments
Our payment processing solution, Lightspeed Payments, is available to our U.S. and Canadian retail customers and our U.S. hospitality customers. It has also been expanded to our EMEA customers in the United Kingdom, France, Belgium, the Netherlands, Switzerland and Germany. We believe that Lightspeed Payments will continue to be an increasingly important part of our business as we make it available to our broader customer base and across multiple geographies. Lightspeed Payments is designed to be transparent and easy to understand, and we have priced our solution at market competitive rates based on a percentage of GTV electronically processed through our platform. As an increasing proportion of our revenue is generated from Lightspeed Payments, we believe that while our total revenues may grow significantly, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream.
Cross-selling and Up-selling with Existing Customers
Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expense. We use a “land and expand” approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Loyalty, Lightspeed Analytics, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments.
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International Sales
We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni-channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions outside of North America to support our international growth. In April 2021, we completed the acquisition of Vend, expanding our presence internationally.
Seasonality
We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued global rollout of Lightspeed Payments, and we expect seasonality of our quarterly results to continue to increase. While our subscription revenues and upsells to existing customers and rapid growth have largely mitigated seasonal trends in our revenues to date, we expect our transaction-based revenues will become increasingly correlated with respect to the GTV processed by our customers through our platform.
Foreign Currency
Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and a large proportion of our expenses in U.S. dollars. Our head office and a significant portion of our employees are located in Montréal, Canada, along with additional presence in Europe, Australia and New Zealand, and as such, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in Australian dollars, Pounds sterling, New Zealand dollars and Swiss Francs. As a result, our results of operations may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. See the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
Selective Pursuit of Acquisitions
We complement our organic growth strategies by taking a targeted and opportunistic approach to acquisitions. We identify possible acquisition targets with a view to accelerating our product roadmap, increasing our market penetration and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire.
Our more than 150,000 Customer Locations as at June 30, 2021 are located 54% in North America and 46% across the rest of the world. Additionally, these merchants are well balanced between retail and hospitality, representing approximately 62% and 38% of our total Customer Locations respectively. We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed.
COVID-19 Pandemic
Although the Company has sustained strong growth in spite of challenging macro-economic conditions, partially aided by our recent acquisitions, the future impact of the COVID-19 Pandemic on our business, financial condition and results of operations remains uncertain. The measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by SMBs as well as consumers have disrupted and may continue to disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers.
We have had to change some of our business practices in response to the pandemic and we may be required by government authorities to, or determine it appropriate to, take further actions. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and their impact on our business, financial condition and results of operations going forward. Additionally, the impact of new solutions and initiatives we have launched or will launch in response to the COVID-19 Pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such solutions and initiatives.
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Many of the measures attempting to contain and mitigate the effect of the COVID-19 virus were initially implemented in March 2020, and in many of the geographies we serve have remained or been reinstated from time to time as a result of resurgences of the virus, and thus have impacted our results for the three months ended June 30, 2021. We are uncertain of the impact of these measures in subsequent periods as many jurisdictions have had to adjust measures, including mandatory reductions in capacity for certain businesses or forced temporary business shutdowns, in reaction to surges and declines of the virus over time. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include the duration and magnitude of the COVID-19 Pandemic, actions taken to contain the virus, the availability, distribution and efficacy of vaccines, the impact of the COVID-19 Pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners, vendors, customers and their consumers.
The current global crisis has impacted and continues to impact our retail and hospitality customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It has also limited, and may continue to limit, their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. Since the beginning of the COVID-19 Pandemic, we engaged in several customer-focused initiatives, such as subscription discounts, delayed start dates and deferred payment arrangements, aimed at supporting our customers during the COVID-19 Pandemic. These initiatives had a negative impact on revenue and cash flows. We may continue such customer-focused initiatives or implement new ones in the verticals and jurisdictions that continue to be significantly impacted by the COVID-19 Pandemic and we expect this to continue to have a negative impact on our business, financial condition and results of operations as long as measures taken to limit the spread of COVID-19 persist.
COVID-19 has also caused heightened uncertainty in the global economy. Slowdowns in economic growth may result in consumers not having the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers (which are SMBs that are more susceptible than larger businesses to general economic conditions) and our results of operations. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or potential losses for the Company’s merchant cash advance program, which could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements. No such impairment has been recognized as at June 30, 2021. Since the impact of the COVID-19 Pandemic is ongoing, the effect of the COVID-19 outbreak and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Further, volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause declines in the price of our Subordinate Voting Shares, increasing the risk that securities class action litigation could be instituted against us.
The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. The duration and severity of the COVID-19 Pandemic may also have the effect of heightening many of the other risks described herein, in our most recent Annual Information Form and in our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.
We cannot currently estimate the overall severity, extent or duration of any resulting adverse impact on our business, financial condition or results of operations from COVID-19, though the impact may be material. A material adverse effect on our employees, customers, vendors, partners and/or other stakeholders could have a material adverse effect on us.
Our Ability to Effectively Develop and Expand our Labour Force
Our ability to increase our customer base and achieve broader market acceptance of our platform will depend to a significant extent on our ability to expand our sales, marketing and support operations, as well as our product and technology organization, in each case both domestically and internationally. We plan to continue expanding our labour force in these areas of the business and engaging additional partners. This expansion will require us to invest significant financial and other resources to attract and retain top talent. Our business will be harmed if we are unable to hire, develop and retain talented personnel, if our new personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing personnel, in each case with a view to staffing our organization appropriately to achieve our ambitious objectives. We also may not achieve anticipated growth in revenues from our partners if we are unable to attract and retain additional motivated partners, if any existing or future channel partners fail to successfully market, resell, implement or support our platform for their customers, or if
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they represent multiple providers and devote greater resources to market, resell, implement and support the products and solutions of these other providers.
Key Components of Results of Operations
Revenues
Subscription Revenue
We principally generate subscription-based revenue through the sale of subscription licenses to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions and licenses outlined above, customers can purchase add-on services such as loyalty, delivery, order anywhere, advanced reporting, accounting and analytics.
In addition, we generate revenues through referral fees and revenue sharing agreements from our partners to whom we direct business or who sell their applications through our apps and themes marketplace.
Transaction-based Revenue
We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of payment processing fees and transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We have several sources of transaction-based revenues: our proprietary payments processing solution, Lightspeed Payments, our revenue sharing agreements with our integrated payment partners, as well as Upserve and ShopKeep's revenues from payment processing, some of which we have been able to scale through our leveraged relationships with payment processing partners to drive better economics and that has enabled us to recognize increased revenue for a subset of customers.
Lightspeed Payments allows our customers to accept electronic payments in-store, through connected terminals and online. Lightspeed Payments is available to our U.S. and Canadian retail customers and our U.S. hospitality customers. It has also been expanded to our EMEA customers in the United Kingdom, France, Belgium, the Netherlands, Switzerland and Germany. Offering a fully integrated payment functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $44.7 billion in GTV processed over the 12 months preceding June 30, 2021.
Hardware and Other Revenue
These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our customer facing display, receipt printers, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.
Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our hospitality customers in some circumstances in the form of on site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.
Direct Cost of Revenues
Subscription Cost of Revenue
Cost of subscription revenue primarily includes employee expenses for the support team and costs associated with hosting infrastructure for our services. Significant expenses include costs of our support including total salaries and benefits, stock-based compensation and related payroll taxes, data center capacity costs and other third party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers.
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Transaction-based Cost of Revenue
Transaction-based cost of revenue primarily includes direct costs when transactions are processed using Lightspeed Payments as well as direct costs of the subset of Upserve customers for whom we have been able to leverage our relationships with payment processors to obtain additional control over the customer relationship which has enabled the Company to obtain wholesale revenue treatment. These direct costs include interchange and assessment fees, as well as third-party processing fees.
Hardware and Other Cost of Revenue
Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments, as well as expenses related to costs of implementation services provided to customers.
Operating Expenses
General and Administrative
General and administrative expenses consist of employee expenses, including stock-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, information technology, information systems and security, corporate data as well as payment operations. These costs also include other professional fees, transaction-related fees related to our acquisitions, costs associated with internal systems and general corporate expenses. We expect that general and administrative expenses will continue to increase on an absolute dollar basis as we incur the costs of compliance associated with being a public company dual-listed in both Canada and the United States and costs incurred through M&A activity, including increased accounting and legal expenses. As a public company in the United States, it is more expensive for us to obtain director and officer liability insurance with the current cost being approximately $10 million annually, and we will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. In the longer term, however, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.
Research and Development
Research and development expenses consist primarily of employee expenses, including stock-based compensation and related taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform. These expenses have been reduced primarily by the Canadian Federal Scientific Research and Experimental Development Program and Tax Credit for the Development of e-business, or “SR&ED” and “e-business” tax credits respectively. The company's e-business tax credits are refundable, while the SR&ED tax credits are non-refundable and are carried forward to reduce future income taxes payable. Given the Company’s recent losses in Canada, these SR&ED credits have not been recognized in the financial statements. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion.
Sales and Marketing
Sales and marketing expenses consist primarily of selling and marketing costs and employee expenses, including stock-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion.
Acquisition-related Compensation
Acquisition-related compensation expenses represent the portion of the purchase price from acquisitions which is payable contingent upon certain performance criteria which can include ongoing employment obligations of certain key employees of the acquired businesses. This portion of the purchase price is amortized over the related service period for those key employees.
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Results of Operations
The following table outlines our consolidated statements of loss for the three months ended June 30, 2021 and 2020:

	Three months ended June 30,

(In thousands of US dollars, except per share data)	2021	2020
	$	$
Revenues
Subscription	49,925	23,192
Transaction-based	56,453	10,214
Hardware and other	9,542	2,823

	115,920	36,229

Direct cost of revenues
Subscription	14,617	5,447
Transaction-based	32,189	5,523
Hardware and other	11,541	2,545

	58,347	13,515

Gross profit	57,573	22,714

Operating expenses
General and administrative	22,277	6,799
Research and development	22,216	9,739
Sales and marketing	42,270	16,257
Depreciation of property and equipment	869	412
Depreciation of right-of-use assets	1,625	827
Foreign exchange loss	249	480
Acquisition-related compensation	2,014	5,129
Amortization of intangible assets	17,013	4,405
Restructuring	197	—

Total operating expenses	108,730	44,048

Operating loss	(51,157)	(21,334)

Net interest income (expense)	226	(301)

Loss before income taxes	(50,931)	(21,635)

Income tax expense (recovery)
Current	630	55
Deferred	(2,224)	(1,574)

Total income tax recovery	(1,594)	(1,519)

Net loss	(49,337)	(20,116)

Net loss per share – basic and diluted	(0.38)	(0.22)
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The following table outlines stock-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months ended June 30, 2021 and 2020:

	Three months ended June 30,

(In thousands of US dollars)	2021	2020
	$	$

Direct cost of revenues	1,195	541
General and administrative	3,369	1,842
Research and development	4,204	2,251
Sales and marketing	7,907	2,582

Total stock-based compensation and related costs	16,675	7,216

For the three months ended June 30, 2021, the stock-based compensation expense was $12,387 (June 2020 - $5,529) and the related payroll taxes was an expense of $4,288 (June 2020 - expense of $1,687).

The increase in stock based compensation and related payroll taxes in the three months ended June 30, 2021 was primarily driven by the prior assumption of the equity plan from our acquisition of ShopKeep, the increase in the Company's share price and the issuance of stock options and awards to new and existing employees to retain key employees in a competitive job market.
Results of Operations for the Three Months Ended June 30, 2021 and 2020
Revenues

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Revenues
Subscription	49,925	23,192	26,733	115.3
Transaction-based	56,453	10,214	46,239	452.7
Hardware and other	9,542	2,823	6,719	238.0

Total revenues	115,920	36,229	79,691	220.0

Percentage of total revenues
Subscription	43.1%	64.0%
Transaction-based	48.7%	28.2%
Hardware and other	8.2%	7.8%

Total	100%	100%
Subscription Revenue
Subscription revenue for the three months ended June 30, 2021 increased by $26.7 million or 115% as compared to the three months ended June 30, 2020. The increase was primarily due to growth in our subscription customer base including from the acquisitions of ShopKeep, Upserve and Vend. Customers adopting additional modules of our platform also contributed to the increase in subscription revenue.
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Transaction-based Revenue
Transaction-based revenue for the three months ended June 30, 2021 increased by $46.2 million or 453% as compared to the three months ended June 30, 2020. The increase was primarily due to continued adoption of Lightspeed Payment, additional revenue from the acquisitions of ShopKeep, Upserve and Vend, and an increase in the GTV of our merchants. GTV processed through our platform grew from $5.4 billion for the three months ended June 30, 2020 to $16.3 billion for the three months ended June 30, 2021.
Hardware & Other Revenue
Hardware and other revenue for the three months ended June 30, 2021 increased by $6.7 million or 238% as compared to the three months ended June 30, 2020 due primarily to the revenue contributions of ShopKeep and Upserve.
Direct Cost of Revenues

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Direct cost of revenues
Subscription	14,617	5,447	9,170	168.3
Transaction-based	32,189	5,523	26,666	482.8
Hardware and other	11,541	2,545	8,996	353.5

Total costs of revenues	58,347	13,515	44,832	331.7

Percentage of revenue
Subscription	29.3%	23.5%
Transaction-based	57.0%	54.1%
Hardware and other	120.9%	90.2%

Total	50.3%	37.3%
Subscription Cost of Revenue
Subscription cost of revenue for the three months ended June 30, 2021 increased by $9.2 million or 168% as compared to the three months ended June 30, 2020. Included in subscription cost of revenue for the three months ended June 30, 2021 was $1.2 million in stock based compensation, compared to $0.5 million in the three months ended June 30, 2020. The remainder of the increase was primarily due to higher employee-related and other costs of $6.9 million associated with supporting a greater number of Customer Locations, including from the acquisitions of ShopKeep, Upserve and Vend, utilizing our platform, $0.8 million in royalties, and $0.8 million received in respect of government-sponsored COVID-19 wage subsidy programs in the three months ended June 30, 2020.
Transaction-based Cost of Revenue
Transaction-based cost of revenue for the three months ended June 30, 2021 increased by $26.7 million or 483% as compared to the three months ended June 30, 2020. The increase was due to direct costs related to the higher Lightspeed Payments revenue for the period compared to the three months ended June 30, 2020 as well as the direct payment processing costs for a subset of Upserve customers in respect of which the Company now recognizes wholesale revenue.
Hardware and Other Cost of Revenue
Direct cost of hardware and other revenue for the three months ended June 30, 2021 increased by $9.0 million or 353% as compared to the three months ended June 30, 2020 due to the increase in revenue for the period. The negative margins were due to discounts and incentives provided during the quarter to assist retailers and restaurants adopt our solutions as they prepare for the reopening of the economy in certain markets we serve.
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Gross Profit

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Gross profit	57,573	22,714	34,859	153.5

Percentage of total revenues	49.7%	62.7%
Gross profit for the three months ended June 30, 2021 increased by $34.9 million or 153% compared to the three months ended June 30, 2020. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform and increased GTV processed through our platform compared to the three months ended June 30, 2020, and the impact of our acquisitions of ShopKeep, Upserve and Vend. A higher proportion of transaction-based revenue in the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 reduced gross profit as a percentage of revenue.
Operating Expenses
General and Administrative

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

General and administrative	22,277	6,799	15,478	227.7

Percentage of total revenues	19.2%	18.8%
General and administrative expenses for the three months ended June 30, 2021 increased by $15.5 million compared to the three months ended June 30, 2020. Included in general and administrative expenses for the three months ended June 30, 2021 is $3.4 million of stock-based compensation expense and related payroll taxes and $5.0 million in transaction-related costs. When excluding stock-based compensation and related payroll taxes and transaction-related costs, general and administrative expenses increased by $9.3 million, which was driven by growth in our headcount and higher salary costs of $3.8 million which includes $0.9 million from the acquisition of Vend, $1.6 million related to an increase in professional fees and other expenses, a $2.4 million increase in D&O insurance as a result of going public in the U.S., a $1.2 million increase due to a provision recorded in respect of an outstanding litigation matter, and $1.1 million received in respect of government-sponsored COVID-19 wage subsidy programs in the three months ended June 30, 2020, offset by $0.8 million from lower bad debt expense. Our general and administrative expenses as a percentage of revenue stayed consistent at 19% from the three months ended June 30, 2020 to the three months ended June 30, 2021.
Research and Development

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Research and development	22,216	9,739	12,477	128.1

Percentage of total revenues	19.2%	26.9%
Research and development expenses for the three months ended June 30, 2021 increased by $12.5 million or 128% compared to the three months ended June 30, 2020. Included in research and development expenses for the three months ended June 30, 2021 is $4.2 million of stock-based compensation expense and related payroll taxes. When excluding stock-based compensation and
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related payroll taxes, research and development expenses increased by $10.5 million which was driven by growth in our headcount and higher salary costs of $8.1 million which includes $2.0 million from the acquisition of Vend, $0.5 million related to an increase in professional fees and other expenses and $1.9 million received in respect of government-sponsored COVID-19 wage subsidy programs in the three months ended June 30, 2020. Our research and development costs as a percentage of revenue decreased from 27% to 19% from the three months ended June 30, 2020 to the three months ended June 30, 2021.
Sales and Marketing

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Sales and marketing	42,270	16,257	26,013	160.0

Percentage of total revenues	36.5%	44.9%
Sales and marketing expenses for the three months ended June 30, 2021 increased by $26.0 million or 160% as compared to the three months ended June 30, 2020. Included in sales and marketing expenses for the three months ended June 30, 2021 is $7.9 million of stock-based compensation expense and related payroll taxes and $0.3 million in transaction-related costs. When excluding stock-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $20.7 million, which includes $2.6 from the acquisition of Vend, which was driven by growth in our headcount and higher salary costs of $10.9 million, $7.5 million incurred for other growth focused investments in sales and marketing, and $2.3 million received in respect of government-sponsored COVID-19 wage subsidy programs in the three months ended June 30, 2020. Given that revenue growth was 220% for the the three months ended June 30, 2021, sales and marketing costs as a percentage of revenue decreased from 45% to 36% from the three months ended June 30, 2020 to the three months ended June 30, 2021.
Depreciation

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Depreciation of property and equipment	869	412	457	110.9
Depreciation of right-of-use assets	1,625	827	798	96.5

	2,494	1,239	1,255	101.3

Percentage of total revenues	2.2%	3.4%
Depreciation of property and equipment expenses for the three months ended June 30, 2021 increased by 111% as compared to the three months ended June 30, 2020. The increase in the depreciation expense results from additions to property and equipment made throughout the last 12 months. The increase in the depreciation of right-of-use assets is mainly the result of leases obtained through our acquisitions of ShopKeep, Upserve and Vend.
Foreign Exchange Loss (Gain)

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Foreign exchange loss (gain)	249	480	(231)	(48.1)

Percentage of total revenues	0.2%	1.3%
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Foreign exchange loss for the three months ended June 30, 2021 decreased as compared to the three months ended June 30, 2020. The foreign exchange loss arises as we have significant liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
Acquisition-related Compensation

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Acquisition-related compensation	2,014	5,129	(3,115)	(60.7)

Percentage of total revenues	1.7%	14.2%
Acquisition-related compensation expenses for the three months ended June 30, 2021 decreased by $3.1 million compared to the three months ended June 30, 2020. The decrease was due to additional deferred compensation in the three months ended June 30, 2020 from our acquisitions of Kounta in November 2019 and Gastrofix in January 2020 which has been partially settled. We issued contingent consideration with the majority being tied to ongoing employment obligations in connection with these acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Amortization of intangible assets	17,013	4,405	12,608	286.2

Percentage of total revenues	14.7%	12.2%
Amortization of intangible assets for the three months ended June 30, 2021 increased by $12.6 million or 286% as compared to the three months ended June 30, 2020. The increase in amortization relates to intangibles acquired through the ShopKeep, Upserve and Vend acquisitions.
Restructuring

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Restructuring	197	—	197	100.0

Percentage of total revenues	0.2%	0.0%
In connection with our recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this plan were recorded as a restructuring charge. The restructuring expense consists entirely of severance costs.
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Other
Other Income (Expenses)

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Net interest income (expense)	226	(301)	527	(175.1)

Percentage of total revenues	0.2%	(0.8)%
Interest expense relates to the interest arising from the loan drawdown made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation. These expenses combined totaled $0.8 million of interest expense for the three months ended June 30, 2021, offset by interest income earned in the period on cash and cash equivalents of $1.0 million.
Income Taxes

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change
	$	$	$	%

Income tax expense (recovery)
Current	630	55	575	1,045.5
Deferred	(2,224)	(1,574)	(650)	41.3

Total income tax recovery	(1,594)	(1,519)	(75)	4.9

Percentage of total revenues
Current	0.5%	0.2%
Deferred	(1.9)%	(4.3)%

Total	(1.4)%	(4.1)%
Deferred income tax recovery for the three months ended June 30, 2021 increased by $0.7 million as compared to the three months ended June 30, 2020. The increase in the recovery was primarily due to the amortization of acquired intangible assets and increases in loss carryforwards during the period.
Key Balance Sheet Information

(In thousands of US dollars)	June 30, 2021	March 31, 2021
	$	$

Cash and cash equivalents	603,718	807,150

Total assets	2,285,762	2,105,319

Total liabilities	202,395	171,036

Total long-term liabilities	67,733	57,634
See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
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Total Assets
June 30, 2021 Compared to March 31, 2021
Total assets increased by $180.4 million or 9% from March 31, 2021 to June 30, 2021 with goodwill of $294.1 million and intangibles of $74.9 million net of amortization and exchange differences from the acquisition of Vend accounting for $369.0 million of the increase, trade and other receivables accounting for $2.0 million of the increase, inventory and other current assets accounting for $4.5 million of the increase, lease right-of-use assets accounting for $3.9 million of the increase, property and equipment accounting for $1.2 million of the increase and restricted cash and other long term assets accounting for $3.2 million of the increase, offset by a decrease in cash of $203.4 million mainly due to cash spent in the quarter, primarily for the acquisition of Vend.
Total Liabilities
June 30, 2021 Compared to March 31, 2021
Total current liabilities increased by $21.3 million from March 31, 2021 to June 30, 2021. The main drivers of this amount were an increase in the deferred revenue of $6.9 million, an increase in accounts payable and accrued liabilities of $12.1 million, an increase in lease liabilities of $1.5 million and an increase in income taxes payable of $0.7 million. The variance in the current liabilities was partially due to the recent acquisition of Vend as well as the growth of the Company.
Total long-term liabilities increased by $10.1 million from March 31, 2021 to June 30, 2021. The main drivers of this amount were an increase of $6.6 million in deferred tax liabilities, an increase in accrued payroll taxes on stock-based compensation of $0.8 million and an increase in lease liabilities of $2.9 million, offset by a decrease in deferred revenue of $0.2 million.

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Quarterly Results of Operations
The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended June 30, 2021 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021
	$	$	$	$	$	$	$	$

Revenues	28,026	32,275	36,271	36,229	45,493	57,611	82,395	115,920
Direct cost of revenues	8,677	10,691	12,568	13,515	17,907	24,307	38,330	58,347

Gross profit	19,349	21,584	23,703	22,714	27,586	33,304	44,065	57,573

Operating expenses
General and administrative	4,782	6,289	6,596	6,799	8,230	20,765	17,241	22,277
Research and development	7,565	8,344	10,310	9,739	12,141	16,382	17,041	22,216
Sales and marketing	13,424	16,709	16,810	16,257	19,580	28,056	33,007	42,270
Depreciation of property and equipment	423	386	550	412	439	758	870	869
Depreciation of right-of-use assets	609	648	821	827	872	956	1,221	1,625
Foreign exchange loss (gain)	(80)	315	(300)	480	290	778	550	249
Acquisition-related compensation	2,055	3,187	5,138	5,129	2,276	2,258	2,144	2,014
Amortization of intangible assets	1,800	2,154	4,260	4,405	4,404	7,960	13,359	17,013
Restructuring	—	—	—	—	—	—	1,760	197

Total operating expenses	30,578	38,032	44,185	44,048	48,232	77,913	87,193	108,730

Operating loss	(11,229)	(16,448)	(20,482)	(21,334)	(20,646)	(44,609)	(43,128)	(51,157)
Net interest income (expense)	690	283	(226)	(301)	(132)	(67)	147	226

Loss before income taxes	(10,539)	(16,165)	(20,708)	(21,635)	(20,778)	(44,676)	(42,981)	(50,931)

Income tax expense (recovery)
Current	19	56	(46)	55	43	20	48	630
Deferred	(483)	(459)	(2,065)	(1,574)	(1,355)	(2,045)	(984)	(2,224)

Total income tax recovery	(464)	(403)	(2,111)	(1,519)	(1,312)	(2,025)	(936)	(1,594)

Net loss	(10,075)	(15,762)	(18,597)	(20,116)	(19,466)	(42,651)	(42,045)	(49,337)

Net loss per share – basic and diluted	(0.12)	(0.18)	(0.21)	(0.22)	(0.20)	(0.39)	(0.34)	(0.38)

Revenues
Our overall revenues continue to grow as we grow our global customer base and increase solution adoption amongst existing customers. The results demonstrate growth in the quarter ended June 30, 2021 due to increases in subscription revenue from existing and new customers including increased adoption of Lightspeed Payments and other add-ons, as well as to the acquisitions of ShopKeep, Upserve and Vend.
Direct Cost of Revenues
Our total quarterly costs of revenue increased successively for all periods presented. The aggregate increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platform, as well as an increase in the number of Lightspeed Payments customers because of the higher direct costs associated with transaction-based revenues as well as the corresponding increase resulting from the acquisitions of ShopKeep, Upserve and Vend.
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Gross Profit
Our total quarterly gross profit increased successively for all periods presented except for the three month period ended June 30, 2020 due primarily to the impact of the COVID-19 Pandemic. Our gross profit has declined as a percentage of revenue due to the success of Lightspeed Payments as Lightspeed Payments customers carry higher direct costs compared to our subscription business.
Operating Expenses
Total operating expenses increased successively for all periods presented except for the three months period ended June 30, 2020 during which period operating expenses remained constant with the prior three month period due primarily to the cost containment measures undertaken by the Company in response to the onset of the COVID-19 Pandemic including availing itself of government-sponsored COVID-19 wage subsidy programs globally. The increase in the three month period ended June 30, 2021 was primarily due to the assumption of the cost base of Vend, increased stock-based compensation expense and increased transaction-related costs and professional fees associated with the recent acquisitions.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us.
We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Credit Facility
We have credit facilities with the Canadian Imperial Bank of Commerce, which include a $25 million demand revolving operating credit facility (the “Revolver”) and a $50 million stand-by acquisition term loan, $20 million of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver will be available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Gastrofix. The Credit Facilities are secured by all material assets of the Company. We are not in breach of any covenants as at June 30, 2021.

Working Capital
Our primary source of cash flow has been from raising capital totaling $1,369 million since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis. In addition to the cash balances, we have a $25 million Revolver available to be drawn to meet ongoing working capital requirements and $20 million (uncommitted) remaining on the Acquisition Facility for acquisitions. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at June 30, 2021 was $526.1 million. Given our existing cash and credit facilities, along with proceeds obtained from our U.S. initial public offering and New York Stock Exchange ("NYSE") listing and our February 2021 public offering, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Base Shelf Prospectus
In May 2021, due to the depleted amount available under our prior short form base shelf prospectus, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer up to C$4 billion of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Prospectus is effective.
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Cash Flows
The following table presents cash and cash equivalents as at June 30, 2021 and 2020, and cash flows from operating, investing, and financing activities for the three months ended June 30, 2021 and 2020:

	Three months ended June 30,

(In thousands of US dollars)	2021	2020
	$	$

Cash and cash equivalents	603,718	203,521

Net cash provided by (used in)
Operating activities	(14,610)	(7,411)
Investing activities	(191,725)	(1,471)
Financing activities	2,765	797
Effect of foreign exchange on cash and cash equivalents	138	637

Net decrease in cash and cash equivalents	(203,432)	(7,448)
Cash Flows Used in Operating Activities
Cash flows used in operating activities for the three months ended June 30, 2021 were $14.6 million compared to $7.4 million for the three months ended June 30, 2020. For the three months ended June 30, 2021, Adjusted Cash Flows Used in Operating Activities were $6.7 million when excluding transaction related costs of $3.5 million, $0.4 million for the settlement of transaction-related liabilities that were assumed through our recent acquisitions, acquisition-related compensation paid in the period of $0.5 million, restructuring costs of $0.8 million and payroll taxes related to stock-based compensation of $2.6 million. Excluding these adjustments, and after excluding similar adjustments in the prior year, cash flows used in operating activities were consistent with the three months ended June 30, 2020.
Cash Flows Used in Investing Activities
Cash flows used in investing activities for the three months ended June 30, 2021 were $191.7 million compared to $1.5 million for the three months ended June 30, 2020. The increase in cash used for investing activities was primarily due to the acquisition of Vend in April 2021.
Cash Flows from Financing Activities
Cash flows from financing activities for the three months ended June 30, 2021 increased by $2.0 million compared to the three months ended June 30, 2020. The increase in cash inflows from financing activities was due to an increase of $2.7 million in proceeds from the exercise of stock options under our equity incentive plans, a decrease of $0.2 million in share issuance costs paid as well as decrease in financing costs of $0.1 million, offset by a combined increase in the payment of lease liabilities and restricted lease deposits of $1.0 million.
We believe that our current cash balance, available financing, cash flows from operations and credit available under the credit facility are adequate for the Company’s future operating cash needs.
Contractual Obligations
Our commitments increased from those disclosed in our audited annual consolidated financial statements for the year ended March 31, 2021.
We renegotiated two commitments with cloud service providers, signed in FY22 which secure increased discounts for the commitment period. The first renegotiated agreement increased our commitments by $28.9 million over the next five fiscal years while the second renegotiated agreement increased our commitments by $8.1 million over the next four fiscal years.
We renegotiated certain contracts with payments processors which include minimum fee commitments of $41.8 million over the next four fiscal years to secure improved economics for the Company's payments offerings.
We also have a new agreement with a hardware provider with a spend commitment of $3.8 million over the next two fiscal years.
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Off-Balance Sheet Arrangements
We have not entered into off-balance sheet financing arrangements, other than low value and short-term leases. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Recent Developments
On June 7, 2021, we announced that we had entered into a definitive agreement to acquire Ecwid, a California-based global eCommerce platform provider, for a total estimated consideration of approximately $500 million, satisfied by way of payment on closing of $175 million in cash and the issuance of Subordinate Voting Shares valued at approximately $325 million. The actual purchase price will be determined based on the quoted price of the Subordinate Voting Shares on the NYSE on the closing date, and is subject to a post-closing working capital adjustment. The deal is expected to close before the end of the quarter ended September 30, 2021 and is subject to customary post-closing conditions. In the 12 month period ended March 31, 2021, Ecwid generated revenue of over $20 million, growing at a rate of more than 50% year-over-year, calculated in accordance with U.S. GAAP.
On July 1, 2021, we acquired all of the outstanding shares of NuORDER, Los Angeles-based provider of a transformative digital platform that connects businesses and suppliers. The fair value of consideration transferred of $387,245 consisted of $206,857 cash paid on the closing date, net of cash acquired, and 2,143,393 Subordinate Voting Shares, at a fair value of $84.16 per share at the closing date, which is based on the quoted price of the Subordinate Voting Shares on the NYSE on the closing date. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment. An additional 500,629 Subordinate Voting Shares at fair value of $84.16 will be issued to certain NuORDER employees over the next three years, in each case contingent on the continued employment of those employees and is accounted for as acquisition-related compensation expense. In the 12 month period ended March 31, 2021, NuORDER generated revenue of over $20 million and grew at a rate exceeding 30% year-over-year, calculated in accordance with U.S. GAAP.
Related Party Transactions
We have no material related party transactions, other than those noted in our unaudited condensed interim consolidated financial statements.
Financial Instruments and Other Instruments
Credit and Concentration Risk
Generally, the carrying amount in our condensed interim consolidated balance sheet exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Our credit risk is primarily attributable to our cash and cash equivalents and trade receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure loss allowances are established and maintained at an appropriate amount.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our annual consolidated financial statements. Our allowances for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.
Potential effects from the COVID-19 Pandemic on the Company's credit risk have been considered and we continue our assessment given the fluidity of COVID-19's global impact.
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Liquidity Risk
We are exposed to the risk of being unable to honour our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.
We have $603.7 million of cash and cash equivalents as well as $25.0 million available under the Revolver as at June 30, 2021, demonstrating our liquidity and our ability to cover upcoming financial liabilities.
Foreign Currency Exchange Risk
We are exposed to currency risk due to financial instruments denominated in foreign currencies. We have not entered into arrangements to hedge our exposure to currency risk.
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade receivables, accounts payable and accrued liabilities, and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our acquisition facility. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on stock-based compensation (social costs) are payroll taxes associated with stock-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrued expense for social costs, and a decrease in share price will result in a decrease in the accrual recorded for social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.
Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions.
We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.

Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized.
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Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Payments
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.
Business Combinations and Impairment of Non-financial Assets
Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. We develop the fair value internally by using appropriate valuation techniques, which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates and discount rates. These estimates, including the methodology used, the assessment of cash generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Whenever property and equipment, right-of-use assets and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
Impairment of Financial Assets
We assess at each reporting date whether there is any evidence that our trade receivables are impaired. We use the simplified approach for measuring impairment of our trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, we do not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime ECL at each reporting date. We have established a provision matrix that is based on our historical credit loss experiences, adjusted for forward looking factors specific to the debtors and the economic environment.
COVID-19 Pandemic
The uncertainties around COVID-19 required the use of judgments and estimates which judgments and estimates resulted in no material accounting impacts for the three months ended June 30, 2021 other than the impact on ECLs driven by the changes in the macro-economic environment due to COVID-19. The risk and uncertainties surrounding the COVID-19 Pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment, and other assets and liabilities.
Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting pronouncements are issued by the International Accounting Standards Board (“IASB”) or other standards-setting bodies, and are adopted as of the specified effective date. No new accounting pronouncements are expected to materially impact Lightspeed as at June 30, 2021.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the NYSE. Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited
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number of preferred shares, issuable in series, of which 133,735,732 Subordinate Voting Shares and no preferred shares were issued and outstanding as of August 3, 2021.
As of August 3, 2021, there were 1,678,123 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 860,303 were vested as of such date), 5,701,353 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 1,034,044 were vested as of such date) and 300,000 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company (“Inducement Grants”) (of which 27,778 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share.
As of August 3, 2021, there were 488,115 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 177,284 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share.
As of August 3, 2021, there were 17,406 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of August 3, 2021, there were 1,162,409 RSUs outstanding under the Company’s Omnibus Plan (of which 122,530 were vested as of such date) and 273 RSUs outstanding which were Inducement Grants (of which 273 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of August 3, 2021, there were 75,182 PSUs outstanding under the Company’s Omnibus Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
Disclosure
Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at June 30, 2021 were effective.
Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.
The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
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Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of ShopKeep, which was acquired on November 25, 2020, Upserve, which was acquired on December 1, 2020 and Vend, which was acquired on April 16, 2021.
ShopKeep's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the three months ended June 30, 2021, excluding the amortization of intangible assets, was less than 15% of total revenues and less than 5% total net loss. Additionally, as at June 30, 2021, ShopKeep's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were under 10% of consolidated non-current assets and non-current liabilities, respectively.
Upserve's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the three months ended June 30, 2021, excluding the amortization of intangible assets, was less than 25% of total revenues and approximately 5% of total net loss. Additionally, as at June 30, 2021, Upserve's current assets and current liabilities were less than 10% of consolidated current assets and current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
Vend's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the three months ended June 30, 2021, excluding the amortization of intangible assets, was less than 10% of total revenues and less than 5% of total net loss. Additionally, as at June 30, 2021,Vend's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for Upserve and ShopKeep are described in note 5 of the annual consolidated financial statements for the years ended March 31, 2021 and 2020. The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for Vend are described in note 4 of the condensed interim consolidated financial statements for the quarter ended June 30, 2021.
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